Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

For More Information:

Kevin Belgrade

210.351.2162

kevin.belgrade@sbc.com

Dave Pacholczyk

210.351.2178

dave.pacholczyk@sbc.com

Whitacre Says SBC-AT&T Merger Benefits Customers, Competition and
America’s Leadership in the Global Communications Marketplace

Tells House Committee Result Will Be “Flagship American Communications Company”

WASHINGTON, D.C., March 2, 2005 —The proposed merger of SBC and AT&T is “a very positive development for customers, for competition, and for America’s leadership in the global communications marketplace,” SBC Chairman and CEO Edward E. Whitacre Jr. said in testimony today before the U.S. House Energy and Commerce Committee.

SBC and AT&T will bring together state-of-the-art networks, innovative and advanced products and services, unmatched talent and expertise, and a rich tradition of customer service and reliability, Whitacre said.  The combined company will provide consumers and businesses throughout the United States more investment in, and faster deployment of, innovative new and improved communications technologies and services — including the next generation of Internet-based voice, video and data communications — than the companies could have achieved on their own, he said.

“The combined SBC-AT&T will be a flagship American communications company for the 21st Century,” Whitacre said. “We will provide business and residential customers alike with the most complete set of services, over the most robust national and international networks, using the most advanced technology.”

More than 250 consumer, business and civic groups, as well as unions and elected officials of both parties, already have announced their support for the merger.

A natural and healthy evolution

“This is a natural and healthy evolution of a dynamic, competitive communications industry,” Whitacre said, “that is light years removed from when the last federal telecom law was enacted.”

Rapidly changing technology is erasing the distinction between types of communications services, and the companies that provide them, he said.  Today’s consumers increasingly want to purchase all their communications services — voice, data, wireless, and video — in one bundle, and business customers demand innovation and expertise for managing highly complex communications needs.

It’s a competitive environment in which there are more wireless subscribers than traditional phone lines in the U.S., data traffic exceeds voice traffic by a margin of 11-to-one, cable companies will offer phone service to two out of three American homes this year, and growth continues among other competitors routing calls over the Internet using Voice over Internet Protocol (VoIP) technology.

A light touch for new technologies

The rapid transformation of the telecom industry obliges policymakers and regulators to keep pace, Whitacre said, reiterating a call to reform the industry’s telecom laws.

Whitacre urged policymakers and regulators to aim for rules that treat new technologies with the lightest touch possible, allowing the competitive retail marketplace to discipline retail prices. Doing so, he said, will spur much needed innovation, investment, and growth.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this press release contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This news release may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor

Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

About SBC

SBC Communications Inc., (NYSE:SBC), is a Fortune 50 company whose subsidiaries, operating under the SBC brand, provide a full range of voice, data, networking, e-business, directory publishing and advertising, and related services to businesses, consumers and other telecommunications providers. SBC holds a 60 percent ownership interest in Cingular Wireless, which serves 49.1 million wireless customers. SBC companies provide high-speed DSL Internet access lines to more American consumers than any other provider and are among the nation’s leading providers of Internet services. SBC companies also now offer satellite TV service. Additional information about SBC and SBC products and services is available at www.sbc.com.

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